UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IMPINJ, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

453204109

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Chris Diorio, Ph.D.

Chief Executive Officer

Impinj, Inc.

400 Fairview Avenue North, Suite 1200

Seattle, Washington 98109

Telephone: (206) 517-5300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis	Yukio Morikubo
Michael Nordtvedt	General Counsel
Jeana S. Kim	Impinj, Inc.
Wilson Sonsini Goodrich & Rosati, P.C.	400 Fairview Avenue North, Suite 1200
701 Fifth Avenue, Suite 5100	Seattle, Washington 98109
Seattle, Washington 98104	(206) 517-5300
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$23,526,638	$2,930

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes that options to purchase 1,402,592 shares of common stock of Impinj, Inc. having an aggregate value of approximately $23.5 million as of April 13, 2018 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,930
Form or Registration No.:	Schedule TO
Filing Party:	Impinj, Inc.
Date Filed:	April 18, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Impinj, Inc., a Delaware corporation (“Impinj” or the “Company”), on April 18, 2018, in connection with the Company’s offer to exchange certain options to purchase up to an aggregate of 1,401,042 shares of the Company’s common stock, whether vested or unvested, granted under the Company’s 2016 Equity Incentive Plan, with an exercise price per share equal to or greater than $21.72, that are outstanding at the start of the exchange offer and remain outstanding and unexercised through the expiration of the exchange offer.

Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 is being filed solely to amend “Item 4—Terms of the Transaction” to reflect the final results of the Offer to Exchange under the caption “Material Terms.” Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Exchange dated April 18, 2018 (the “Offer to Exchange”), the Election Form and the other Disclosure Documents (as defined in the Schedule TO).

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to include the following paragraph under the caption “Material Terms”:

The Exchange Offer expired on May 16, 2018, at 9:00 p.m., Pacific Time. A total of 200 Eligible Employees elected to exchange Eligible Options in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase a total of 1,028,867 shares of the Company’s common stock, representing approximately 73.44% of the total shares of common stock underlying the Eligible Options. All surrendered options were cancelled effective as of the expiration of the Exchange Offer, and immediately thereafter, in exchange therefor, the Company granted new options to purchase an aggregate of 671,108 shares of the Company’s common stock pursuant to the terms of the Exchange Offer and the Company’s 2016 Equity Incentive Plan.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IMPINJ, INC.

Dated: May 17, 2018	By:	/s/ Chris Diorio, Ph.D.
	Name:	Chris Diorio, Ph.D.
	Title:	Chief Executive Officer